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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)(1)

D.R. Horton, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
23331A 10 9 (CUSIP Number)
Schuler Homes, Inc.
400 Continental Blvd.
Suite 100
El Segundo, California 90245
with a copy to
Gibson, Dunn & Crutcher, LLP
2029 Century Park East
Suite 4000
Los Angeles, California 90067
Attention: Robert K. Montgomery, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23331A 10 9	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Schuler Homes, Inc. 99-0351900

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
-0-

		8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 808188 10 6	13D	Page 3 of 4 Pages

        The Reporting Person, by this Amendment No. 1 ("Amendment 1"), hereby amends its Statement on Schedule 13D filed with the Securities and Exchange Commission on November 2, 2001 ("Statement") with respect to the beneficial ownership of shares of common stock ("Common Stock") of D.R. Horton, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the same meanings as set forth in the Statement.

Item 4.    Purpose of Transaction.

        Item 4 of the Statement is hereby amended and restated in its entirety as follows:

        The information set forth or incorporated by reference in Items 2 and 3 of the Statement is hereby incorporated by reference.

        No shares of the Common Stock of the Issuer were purchased directly or indirectly by Reporting Person. Rather, Reporting Person may have been deemed to have acquired beneficial ownership of the shares of Common Stock to which the Statement related only in the sense that it and the Horton Stockholders entered into the Voting Agreement with respect to the Subject Shares in order to faciliate the Merger. In a stockholders meeting of Issuer held on February 21, 2002, the Horton Stockholders voted their respective Subject Shares of Common Stock covered by the Voting Agreement in favor of the Merger. On that same day, Reporting Person's stockholders approved the Merger, and Reporting Person and Issuer effected the transactions contemplated by the Merger Agreement, including, without limitation, the Merger.

        The Voting Agreement provides that it will terminate on the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto, and thus, upon the consummation of the Merger on February 21, 2002, the Voting Agreement terminated. As a result, Reporting Person has no beneficial ownership over the Subject Shares of Common Stock to which the Statement related, including the power to vote, to direct the voting of, or to direct the disposition of, any shares of the Issuer's Common Stock.

Item 5.    Interest In Securities Of The Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)  Reporting Person has no beneficial ownership of the shares of Common Stock to which the Statement related.

        (b)  Reporting Person has no beneficial ownership of the shares of Common Stock to which the Statement related. To Reporting Person's knowledge, the Horton Stockholders have the sole power to vote the Subject Shares of Common Stock referred to in the Statement.

        (d)  To Reporting Person's knowledge, only the Horton Stockholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares of Common Stock to which the Statement related.

        (e)  February 21, 2002.

CUSIP No. 808188 10 6	13D	Page 4 of 4 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2002	SCHULER HOMES, INC.
	By:	/s/ THOMAS CONNELLY
	Name:	Thomas Connelly
	Title:	Senior Vice President and Chief Financial Officer

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SIGNATURE